Dear [NAME],

It was great speaking with you earlier today.

As discussed I am sending you the SAFE agreement for your review. As communicated during the call, we are looking to raise another 1 Million USD until November before we would raise the cap to a higher level (pre-launch).

From my end I have two asks:

1. The amount that you want to allocate for this round which we aim to close by November.

2. Obviously we all share a deep passion for Heavy Metal and Rock music. As a potential investor in this round I would like to know what kind of synergies (involvement, access, exposure) you are planning to generate for Heavys with this investment.

This is a very exciting opportunity for all of us and we are constantly operating to bring back the energy and emotion of Heavy Metal to fans around the world. We would be excited if you join our movement as an investor.

Best,
Jonathan



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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